SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G
                      (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO
         RULE 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO
                       RULE 13d-2(b)

                    (Amendment No. _)*

                CRYOMEDICAL SCIENCES, INC.
                     (Name of Issuer)

          COMMON STOCK, PAR VALUE $.001 PER SHARE
              (Title of Class of Securities)

                          229049
                      (CUSIP Number)


                     December 16, 1998
   (Date of Event which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)
        [X]    Rule 13d-1(c)
        [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))




CUSIP No. 229049                           13G

Name of Reporting Persons
Howard S. Breslow

I.R.S. Identification Nos. of Above Persons (Entities Only)
C

 2Check the Appropriate Box if a Member of a Group*
                                                           (a)   [ ]
                                                     (b)   [X]

   3
SEC Use Only

 4Citizenship or Place of Organization
United States


    Number of
     Shares
  Beneficially
    Owned By
      Each
    Reporting
     Person
      With
5Sole Voting Power
                             1,088,000
 6Shared Voting Power
                             6,480,000
 7Sole Dispositive Power
                             1,088,000
 8Shared Dispositive Power
                             6,480,000


   9
Aggregate Amount Beneficially Owned By Each Reporting Person
  7,568,000
10Check Box if the Aggregate Amount in Row (9)
excludes Certain Shares* [ ]
C

11Percent of Class Represented by Amount in Row (9)
 18.4%
12Type of Reporting Person*
  IN

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP No. 229049                          13G


    1
Name of Reporting Persons
Breslow & Walker, LLP

I.R.S. Identification Nos. of Above Persons (Entities Only)
C

 2Check the Appropriate Box if a Member of a Group*
                                               (a)   [ ]
                                              (b)   [X]

   3
SEC Use Only

 4Citizenship or Place of Organization
New York


    Number of
     Shares
  Beneficially
    Owned By
      Each
    Reporting
     Person
      With
 5Sole Voting Power
                             2,880,000

 6Shared Voting Power
                                 -
 7Sole Dispositive Power
                             2,880,000

 8Shared Dispositive Power
                                 -
C

 9Aggregate Amount Beneficially Owned By Each Reporting Person
  2,880,000
10Check Box if the Aggregate Amount in Row (9)
excludes Certain Shares* [ ]

11Percent of Class Represented by Amount in Row (9)
  7.9%
12Type of Reporting Person*
  PN

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP No. 229049                          13G

Name of Reporting Persons
B&W Investment Associates

I.R.S. Identification Nos. of Above Persons (Entities Only)
C

 2Check the Appropriate Box if a Member of a Group*
                                                     (a)   [ ]
                                                     (b)   [X]

 3SEC Use Only

    4Citizenship or Place of Organization
New York


    Number of
     Shares
  Beneficially
    Owned By
      Each
    Reporting
     Person
      With
 5Sole Voting Power
                             3,600,000

 6Shared Voting Power
                                 -
 7Sole Dispositive Power
                             3,600,000

 8Shared Dispositive Power
                                 -
C

 9Aggregate Amount Beneficially Owned By Each Reporting Person
  3,600,000
10Check Box if the Aggregate Amount in Row (9)
excludes Certain Shares* [ ]

11Percent of Class Represented by Amount in Row (9)
  9.7%
12Type of Reporting Person*
  PN

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               Cryomedical Sciences, Inc.

Item 1(b).     Address of Issuer's Principal Executive
Offices:

               1300 Piccard Drive, Suite 102, Rockville,
MD 20850

Item 2(a).     Name of Person Filing:

               (i)   Howard S. Breslow
               (ii)  Breslow & Walker, LLP
               (iii) B&W Investment Associates

Item 2(b).     Address of Principal Business Office or, if
None, Residence:

               (i)   Howard S. Breslow
                     100 Jericho Quadrangle
                     Jericho, New York  11753

               (ii)  Breslow & Walker, LLP
                      767 Third Avenue
                     New York, New York  10017

               (iii) B&W Investment Associates
                     100 Jericho Quadrangle
                     Jericho, New York  11753


Item 2(c).     Citizenship:

               (i)   Howard S. Breslow - United States
               (ii)  Breslow & Walker, LLP - New York
               (iii) B&W Investment Associates - New
York

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share
("Common Stock")

Item 2(e).     CUSIP Number:

                229049


Item 3.        If This Statement is Filed Pursuant to
               Rule 13d-1(b), or 13d-2(b) or (c), Check
               Whether the Person Filing is a:

    (a)   [ ] Broker or dealer registered under Section 15
of the Exchange Act.
    (b)   [ ] Bank as defined in Section 3(a)(6) of the
Exchange Act.
    (c)   [ ] Insurance company as defined in Section
3(a)(19) of the Exchange Act.
    (d)   [ ] Investment company registered under Section
8 of the Investment Company Act.
    (e)   [ ] An investment adviser in accordance with
Rule 13d-1(b)(l)(ii)(E).
    (f)   [ ] An employee benefit plan or endowment fund
in accordance with Rule 13d-1(b)(l)(ii)(F).        (g)    [
]   A parent holding company or control person in
accordance with Rule 13d-1(b)(l)(ii)(G).
    (h)   [ ] A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act.
    (i) [ ] A church plan that is excluded from the definition of an investment company under Section
              3(c)(14) of the Investment Company Act.

    (j)   [ ] Group, in accordance with Rule 13d-
l(b)(l)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.   Ownership.

    (a)    Amount beneficially owned:

           7,568,000 shares of Common Stock of
           Cryomedical Sciences, Inc., comprised of (i)
           268,000 shares of Common Stock held in the name of Howard S. Breslow, (ii) warrants to purchase 2,880,000 shares of Common Stock at $.25 per share held in the name of Breslow &
           Walker, LLP, (iii) warrants to purchase
           3,600,000 shares of Common Stock at $.25 per share held in the name of B&W Investment
           Associates, and (iv) Non-Incentive Stock
           Options to purchase 820,000 shares of Common
           Stock  held in the name of Howard S. Breslow.


    (b)    Percent of class:
             (1) Howard S. Breslow - 18.4%
             (2) Breslow & Walker, LLP - 7.9%
             (3) B&W Investment Associates - 9.7%


    (c)    Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote:

             (1) Howard S. Breslow - 1,088,000 shares
             (2) Breslow & Walker, LLP - 2,880,000
shares
             (3) B&W Investment Associates - 3,600,000 shares

    (ii)   Shared power to vote or to direct the vote:
Howard S. Breslow - 6,480,000 shares

    (iii)  Sole power to dispose or to direct the
           disposition of:

             (1) Howard S. Breslow - 1,088,000 shares
             (2) Breslow & Walker, LLP - 2,880,000
shares
             (3) B&W Investment Associates - 3,600,000 shares

    (iv) Shared power to dispose or to direct the disposition of: Howard S. Breslow - 6,480,000 shares

Item 5.  Ownership of Five Percent of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [    ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Joel M. Walker, a partner in Breslow & Walker, LLP and B&W Investment Associates, has, together with Howard S. Breslow, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by B&W Investment
Associates and Breslow & Walker, LLP that are the subject of this filing.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security
         Being Reported on by the Parent Holding
Company.

    None.

Item 8. Identification and Classification of Members of the Group.

    Not Applicable.

Item 9.  Notice of Dissolution of Group.

    Not Applicable.

Item 10.  Certifications.

    By signing below each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                         SIGNATURE

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned each certify that the information set forth in this statement is true, complete and correct.


Dated:  January 19, 1999


/s/ Howard S. Breslow
Howard S. Breslow



BRESLOW & WALKER, LLP

By: /s/ Howard S. Breslow
   Howard S. Breslow
   Partner



B&W INVESTMENT ASSOCIATES

By: /s/ Howard S. Breslow
    Howard S. Breslow
   Partner